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Your vote matters – here's how to vote!

You may vote online or by phone instead of mailing this card.

Votes submitted electronically must be received by 11:59 am, ET, on October 23, 2024.

Online
Go to **www.investorvote.com/dlo** or scan the QR code – login details are located in the shaded bar below.

Phone
Call toll free 1-800-652-VOTE (8683) within the USA, US territories and Canada

Save paper, time and money! Sign up for electronic delivery at www.investorvote.com/dlo

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

2024 Annual General Meeting Proxy Card

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▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

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A Resolutions – The Board of Directors recommend a vote FOR Resolutions 1 - 3.

	For	Against	Abstain
1. To resolve, as an ordinary resolution, that Mr. Hyman Bielsky shall be elected as director of the Company, following his appointment as interim director by the board of directors of the Company on November 27, 2023.	☐	☐	☐
2. To resolve, as an ordinary resolution, that Ms. Veronica Raffo shall be elected as director of the Company, following her appointment as interim director by the board of directors of the Company on March 18, 2024.	☐	☐	☐
3. To resolve, as an ordinary resolution, that the Company's financial statements and the auditor's report for the fiscal year ended December 31, 2023 be approved and ratified.	☐	☐	☐

B Authorized Signatures – This section must be completed for your vote to count. Please date and sign below.

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) – Please print date below.	Signature 1 – Please keep signature within the box.	Signature 2 – Please keep signature within the box.
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2024 Annual General Meeting Admission Ticket

2024 Annual General Meeting of dLocal Limited

October 23, 2024 at 9 am, ET both virtually via the Internet at meetnow.global/MW77PD2 and in person at the offices of the Company located at Dr. Luis Bonavita 1294, Montevideo, Uruguay.

Upon arrival, please present this admission ticket and photo identification at the registration desk.

The 2024 Annual General Meeting will be held on October 23, 2024 at 9 am, ET, both virtually via the Internet at meetnow.global/MW77PD2 and in person at the offices of the Company located at Dr. Luis Bonavita 1294, Montevideo, Uruguay.

Proxies submitted by registered shareholders and street shareholders (by returning the proxy card) must be received by us no later than 11:59 am, ET, on October 22, 2024 to ensure your representation at our AGM.

To access the virtual meeting, you must have the information that is printed in the shaded bar located on the reverse side of this form.

Important notice regarding the Internet availability of proxy materials for the Annual General Meeting of Shareholders. The material is available at: www.investorvote.com/dlo

Small steps make an impact.
Help the environment by consenting to receive electronic delivery, sign up at www.investorvote.com/dlo

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy — DLocal Limited

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Notice of 2024 Annual General Meeting of Shareholders

Proxy Solicited by Board of Directors for Annual General Meeting — October 23, 2024

I/We [please print name(s)] of [please print address(es)] being (a) shareholder(s) of the Company hereby appoint [please print name(s)] or [please print address(es)] or failing him/her the duly appointed chairman of the Meeting (the "Chairman") (together, the "Proxies"), with full power of substitution and power to act alone, as proxies to vote all the Common Shares which the undersigned would be entitled to vote if personally present and acting at the Annual General Meeting of Shareholders of dLocal Limited (the Company), to be held on October 23, 2024 at 9 am, ET both virtually via the Internet at meetnow.global/MW77PD2. and in person at the offices of the Company located at Dr. Luis Bonavita 1294, Montevideo, Uruguay, and at any adjournments or postponements thereof, as follows.

Please indicate your vote For/Against on the reverse. If no such directions are indicated (or any one of them), the Proxies will have authority to vote FOR resolutions 1, 2 and 3.

In their discretion, the Proxies (or any one of them) are authorized to vote upon such other business as may properly come before the meeting.

(Items to be voted appear on reverse side)

C Non-Voting Items

Change of Address — Please print new address below.

Comments — Please print your comments below.

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